                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                           Psychiatric Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74439H 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Edward F. Glassmeyer
                           Oak Management Corporation
                                One Gorham Island
                               Westport, CT 06880
                                 (203) 226-8346
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   Copies to:
                           Charles J. Downey III, Esq.
                            Finn Dixon & Herling LLP
                               One Landmark Square
                               Stamford, CT 06901
                                 (203) 325-5000

                                 August 5, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

CUSIP NO. 74439H 10 8                  13D                          Page 2 of 20


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 74439H 10 8                  13D                          Page 3 of 20


1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Oak Investment Partners VII, Limited Partnership
       06-1477520
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
                        1,632,777
NUMBER OF         --------------------------------------------------------------
SHARES            8.    SHARED VOTING POWER
BENEFICIALLY            None.
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON WITH:            1,632,777
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        None.
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,632,777
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.11%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

CUSIP NO. 74439H 10 8                  13D                          Page 4 of 20


1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Oak Associates VII, LLC
       06-1490960
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
                        None.
NUMBER OF         --------------------------------------------------------------
SHARES            8.    SHARED VOTING POWER
BENEFICIALLY            1,632,777
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON WITH:            None.
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        1,632,777
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,632,777
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.11%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       OO-LLC
--------------------------------------------------------------------------------

CUSIP NO. 74439H 10 8                  13D                          Page 5 of 20


1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Oak VII Affiliates Fund, Limited Partnership
       06-6443681
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
                         40,997
NUMBER OF          ------------------------------------------------------------
SHARES             8.    SHARED VOTING POWER
BENEFICIALLY             None.
OWNED BY EACH      ------------------------------------------------------------
REPORTING          9.    SOLE DISPOSITIVE POWER
PERSON WITH:             40,997
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         None.
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       40,997
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.53%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

CUSIP NO. 74439H 10 8                  13D                          Page 6 of 20


1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Oak VII Affiliates, LLC
       06-1490961
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                       None.
NUMBER OF        ---------------------------------------------------------------
SHARES           8.    SHARED VOTING POWER
BENEFICIALLY           40,997
OWNED BY EACH    ---------------------------------------------------------------
REPORTING        9.    SOLE DISPOSITIVE POWER
PERSON WITH:           None.
                 ---------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER
                       40,997
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       40,997
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.53%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       OO-LLC
--------------------------------------------------------------------------------

CUSIP NO. 74439H 10 8                  13D                          Page 7 of 20


1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Oak Management Corporation
       06-0990851
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                       None.
NUMBER OF        ---------------------------------------------------------------
SHARES           8.    SHARED VOTING POWER
BENEFICIALLY           1,673,774
OWNED BY EACH    ---------------------------------------------------------------
REPORTING        9.    SOLE DISPOSITIVE POWER
PERSON WITH:           None.
                 ---------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER
                       1,673,774
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,673,774
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.64%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

CUSIP NO. 74439H 10 8                  13D                          Page 8 of 20


1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Bandel L. Carano
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                       None.
NUMBER OF        ---------------------------------------------------------------
SHARES           8.    SHARED VOTING POWER
BENEFICIALLY           1,673,774
OWNED BY EACH    ---------------------------------------------------------------
REPORTING        9.    SOLE DISPOSITIVE POWER
PERSON WITH:           None.
                 ---------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER
                       1,673,774
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,673,774
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.64%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

CUSIP NO. 74439H 10 8                  13D                          Page 9 of 20


1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Gerald R. Gallagher
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
                        None.
NUMBER OF         --------------------------------------------------------------
SHARES            8.    SHARED VOTING POWER
BENEFICIALLY            1,673,774
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON WITH:            None.
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        1,673,774
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,673,774
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.64%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

CUSIP NO. 74439H 10 8                  13D                         Page 10 of 20


1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Edward F. Glassmeyer
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
                        None.
NUMBER OF         --------------------------------------------------------------
SHARES            8.    SHARED VOTING POWER
BENEFICIALLY            1,673,774
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON WITH:            None.
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        1,673,774
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,673,774
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.64%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

CUSIP NO. 74439H 10 8                  13D                         Page 11 of 20


1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Fredric W. Harman
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
                        None.
NUMBER OF         --------------------------------------------------------------
SHARES            8.    SHARED VOTING POWER
BENEFICIALLY            1,673,774
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON WITH:            None.
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        1,673,774
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,673,774
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.64%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

CUSIP NO. 74439H 10 8                  13D                         Page 12 of 20


1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Ann H. Lamont
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
       WC
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
                        None.
NUMBER OF         --------------------------------------------------------------
SHARES            8.    SHARED VOTING POWER
BENEFICIALLY            1,673,774
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9.    SOLE DISPOSITIVE POWER
PERSON WITH:            None.
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        1,673,774
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,673,774
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.64%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

                            Statement on Schedule 13D

         This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of Psychiatric Solutions, Inc., a Delaware corporation (the "Company"). This Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 113 Seaboard Lane, Suite C-100, Franklin, Tennessee 37067.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Oak Investment Partners VII, Limited Partnership, a Delaware limited partnership ("Oak Investment Partners VII"), Oak Associates VII, LLC, a Delaware limited liability company ("Oak Associates VII"), Oak VII Affiliates Fund, Limited Partnership, a Delaware limited partnership ("Oak Affiliates Fund VII"), Oak VII Affiliates, LLC, a Delaware limited liability company ("Oak VII Affiliates"), Oak Management Corporation, a Delaware corporation ("Oak Management"), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont (collectively with Messrs. Carano, Gallagher, Glassmeyer and Harman, the "Partners").

         Oak Investment Partners VII, Oak Associates VII, Oak Affiliates Fund VII, Oak VII Affiliates, and Oak Management are collectively referred to as the "Oak Entities." The Oak Entities and the Partners are collectively referred to as the "Reporting Persons" in this Schedule 13D.

         By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the securities of the Company. Each Reporting Person disclaims the existence of a "group" and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it, him or her, as the case may be.

         The Agreement of Reporting Persons is attached hereto as Exhibit A.

         (b) The principal executive offices of each of the Oak Entities, and the business address of each Partner, is c/o Oak Management Corporation, One Gorham Island, Westport, Connecticut 06880.

         (c) The principal business of Oak Investment Partners VII and Oak Affiliates Fund VII is to assist growth-oriented businesses located primarily in the United States. The principal business of Oak Associates VII is to act as general partner of Oak Investment Partners VII. The principal business of Oak VII Affiliates is to act as general partner of Oak Affiliates Fund VII. The principal business of Oak Management is to act as investment advisor to Oak Investment Partners VII, Oak Affiliates Fund VII and other venture capital investment funds. The principal business and occupation of each of the Partners is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses.

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Oak Entities is organized under the laws of Delaware. Each of the Partners is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock to which this Schedule 13D relates were issued pursuant to the Agreement and Plan of Merger by and between the Company (formerly known as PMR Corporation prior to its name change to "Psychiatric Solutions, Inc."), PMR Acquisition Corporation ("Merger Sub") and Psychiatric Solutions, Inc., currently known as "Psychiatric Solutions Hospitals, Inc." ("Old PSI"), dated as of May 6, 2002 (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub was merged (the "Merger") with and into Old PSI, with Old PSI surviving as a wholly-owned subsidiary of the Company. The Merger was completed on August 5, 2002. Oak Investment Partners VII and Oak Affiliates Fund VII held securities of Old PSI prior to the completion of the Merger. Under the terms of the Merger Agreement, upon completion of the Merger, the outstanding securities of Old PSI held by Oak Investment Partners VII and Oak Affiliates Fund VII were converted into 1,632,777 and 40,997 shares of Common Stock of the Company, respectively. The purchase price for the Old PSI securities originally purchased by Oak Investment Partners VII and Oak Affiliates Fund VII was furnished from the investment capital of Oak Investment Partners VII and Oak Affiliates Fund VII contributed by their investors. No part of such purchase price was borrowed by such Reporting Persons for the purpose of acquiring such securities. No additional consideration was paid by Oak Investment Partners VII or Oak Affiliates Fund VII in connection with the conversion of securities of Old PSI into shares of Common Stock of the Company upon completion of the Merger.

ITEM  4.  PURPOSE OF TRANSACTION.

         Each of Oak Investment Partners VII and Oak Affiliates Fund VII holds the Common Stock described in Item 5 of this Schedule 13D for investment purposes only.

         Depending on prevailing market, economic and other conditions, each of Oak Investment Partners VII and Oak Affiliates Fund VII may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company. Each of Oak Investment Partners VII and Oak Affiliates Fund VII intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

         The outstanding securities of Old PSI held by Oak Investment Partners VII and Oak Affiliates Fund VII were converted into 1,632,777 and 40,997 shares of Common Stock, respectively, upon completion of the Merger on August 5, 2002, all as described in Item 3 above.

         Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in:
(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 7,735,884 shares of Common Stock outstanding as of August 6, 2002, as reported by the Company to the Reporting Persons.

         Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

         (c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Agreement of Reporting Persons, dated August 14, 2002, among the Reporting Persons.

Exhibit B Power of Attorney.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: August 14, 2002

         Entities:

Oak Investment Partners VII, Limited Partnership
Oak Associates VII, LLC
Oak VII Affiliates Fund, Limited Partnership
Oak VII Affiliates, LLC
Oak Management Corporation


                                By:        /s/ Edward F. Glassmeyer
                                       -------------------------------------
                                           Edward F. Glassmeyer, as
                                           General Partner or
                                           Managing Member or as
                                           Attorney-in-fact for the
                                           above-listed entities


         Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont


                                By:        /s/ Edward F. Glassmeyer
                                       -------------------------------------
                                           Edward F. Glassmeyer,
                                           Individually and as
                                           Attorney-in-fact for the
                                           above-listed individuals

                                INDEX TO EXHIBITS



                                                                                       PAGE
EXHIBITA        Agreement of Reporting Persons, dated August 14, 2002, among the        18
                Reporting Persons.

EXHIBIT B       Power of Attorney.                                                      19